                                                                  Conformed Copy


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                      ACINDAR ARGENTINE STEEL INDUSTRY INC.
                 (Translation of Registrant's name into English)



                            Estanislao Zeballos 2739
                                B1643AGY - Beccar
                            Province of Buenos Aires
                                    Argentina
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F
                      ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .) ---


                                  April 9, 2003

FREE TRANSLATION INTO ENGLISH FROM ORIGINAL IN SPANISH

                                                    Buenos Aires, March 11, 2003

Controller
Bolsa de Comercio de Buenos Aires
Mr. Raul Pagella

                               Re: Financial Statements as of December 31, 2002
                                   --------------------------------------------

Dear Sir,

         We would like to inform you that the Board of Directors of Acindar Industria Argentina de Aceros S.A. (the "Company") approved the financial statements for the period ended December 31, 2002, which resulted in a net loss of $316,194,953, excluding extraordinary results.

         In accordance with regulations, the following is a breakdown of the Company's net worth as of December 31, 2002:

           Item                                              Ps.
           ----                                              ---
           Share Capital                                    279,233,023
           Capital Reduction/(1)/                          (139,402,259)
           Restatement of Capital Reduction                 322,830,214
           Net Loss                                        (491,672,837)
           --------                                        ------------
           Total Net Worth                                  (29,011,859)

(1) Approved by shareholders meeting on April 30, 2002. The capital reduction is subject to authorization and registration by the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores, which has not yet been completed.

         In addition, we hereby inform you that the Board of Directors will not authorize any dividends or capitalization of the account "Integral Adjustments of Capital".

         In accordance with Article 62(o) of the "Reglamento de Cotizacion" (Trading Rules), we inform you that, as of December 31, 2002, 165,233,914 class "B" shares (1 vote and Ps.1 par value per share), representing 59.17% of the capital stock of the Company, are not owned by the principal shareholders of the Company.

         The exchange losses arising from the devaluation of the peso for this period were $943,721,560, $60,456,464 of which was related to capital expenditure financing that was capitalized in fixed assets. The result generated a net exchange loss of $883,265,096.

         We request that the information in this letter and the attached additional information be made public.

                                           Sincerely Yours,

                                           ALEJANDRO J. YAVEN
                                                Director

[LOGO] Acindar

Contacts:
Jose I. Giraudo                                      Andrea Dala
Investor Relations Manager                           Investor Relations Officer
Acindar S.A.                                         Acindar S.A.
(54 11) 4719 8674                                    (54 11) 4719 8672

ACINDAR S.A.
FISCAL YEAR 2002 RESULTS
ENDED AS OF DECEMBER 31, 2002


Buenos Aires, March 11, 2003 - Acindar S.A. (the "Company") today announced a net loss for the year ended December 31, 2002 of Ps. 316.2 million. The loss is attributable primarily to the Company's Financial and Holding Losses, which mainly reflects the exchange losses caused by the devaluation of the Argentine peso since January 2002.

On July 17, 2002, the Argentine Government issued Decree No. 1269/02 which provided, among other things, that financial statements be restated to reflect the changes in the purchasing power of the peso. Subsequently, the Comision Nacional de Valores (the "CNV") issued Resolution No. 415/2002, which provided procedures for reflecting the changes in the purchasing power of the peso for companies, including the Company, that have registered securities with the CNV. Such procedures are effective for any financial statements corresponding to any period commencing on or after January 1, 2002 and filed with the CNV subsequent to the date of the resolution.

Financial data for the year ended December 31, 2001, presented herein for comparative purposes, has been restated to December 31, 2002 using a conversion factor of 118%, which represents the rate of inflation for 2002.

Revenues for 2002 increased by 6.5% compared to revenues for 2001, principally due to higher export sales. While export revenues, denominated in foreign currencies, increased in comparison to the devaluation of the peso (which exceeded the rate of inflation significantly for 2002), and also benefited from increased volumes, domestic prices increased to almost entirely offset the increase in the Company's production costs.

While electricity and natural gas prices have not risen significantly, the Company cannot provide any assurances that, in the coming months, local cost increases (including electricity and gas prices) will not significantly exceed the rate of devaluation. The Company believes that an increase in the rate of inflation and a slowdown in the pace of the devaluation will cause its margins, which are at historically high levels, to contract to its average historical levels.

Operating Results*
------------------

Net sales expressed in constant currency as of December 2002 increased 6.5%, to Ps. 1,062.2 million for the year ended December 31, 2002, as compared with Ps.
997.3 million for 2001. Domestic shipments in 2002 posted a decrease of 12.5% in comparison with 2001. However, if sales of semifinished products (billets) are excluded, the decrease in domestic sales reaches 23.7%, as a consequence of the deep recession of the Argentine economy.

During 2002, the Company was able to increase domestic prices to almost entirely compensate for higher production costs. Domestic net sales were Ps. 651.0 million for the year ended December 31, 2002, compared with Ps. 703.2 million for 2001.

Export net sales posted a significant increase, from Ps. 294.1 million for the year ended December 31, 2001 to Ps. 411.2 million for 2002.

Export volume rose 26.9%, reaching 388.7 thousand tons as of December 31, 2002.

Although sale prices in the domestic market, expressed in United States dollars, were less than prices prevailing before the change in the Argentine monetary system, the Company's average price for 2002 was 6.9% higher than for 2001 (expressed in constant currency of December 2002).

--------------------------------------------------------------------------------
                                2000         2001        2002      2002 vs. 2001
    Domestic Market Sales      (tons)       (tons)      (tons)        Var. %
--------------------------------------------------------------------------------
    Semifinished Products      106,686      92,904      136,738       + 47.0%
--------------------------------------------------------------------------------
       Rolled Products         477,558      451,051     343,962       - 23.7%
--------------------------------------------------------------------------------
       Wires & Cables          84,929       72,432      69,883         -3.5%
--------------------------------------------------------------------------------
        Pipes & Tubes          102,864      80,853      59,632        -26.0%
--------------------------------------------------------------------------------
    Total Domestic Market      772,037      697,240     610,215       -12,5%
--------------------------------------------------------------------------------
     Export Market Sales       353,753      306,159     388,656       + 26.9%
--------------------------------------------------------------------------------
         Total Sales          1,125,790    1,003,399    998,871       - 0,5%
--------------------------------------------------------------------------------


In constant currency of December 2002, the average costs of the Company in 2002 fell 21.5% compared to 2001. Accordingly, the increase in Acindar's prices of inputs was lower (on average) than the general rate of inflation, as measured by the domestic wholesale price index. In addition, production costs diminished due to: (i) increased production that allowed for a better absorption of fixed costs and (ii) significant productivity gains that were part of the Company's strategy implemented beginning at the end of 2001.

Gross profits for 2002 rose to Ps. 443.3 millions (41.7% of net sales) compared to Ps 204.3 millions (20.5% of net sales) for 2001.

Administration and selling expenses for 2002 decreased 8.3% and 46.4%, respectively, in comparison with 2001, due to the reasons described above for diminished production costs. In the case of administration expenses, extraordinary expenses related to debt restructuring were recognized.

EBITDA for 2002 was Ps. 340.2 million (32% of net sales), in comparison with Ps.
75.6 million (7.6% of net sales) for 2001.

Financial income (expenses) and holding gains (losses) in 2002 represented a net loss of Ps. 536.5 million, compared to a net loss of Ps. 147.8 million in 2001. Foreign exchange losses for 2002 were Ps. 943.7 million, Ps. 60.5 million of which was related to capital expenditure financing that was capitalized in fixed assets in accordance with accounting standards and CNV Resolution No.
398/2002. The effect of exposure to inflation on results of operations resulted in a gain of Ps. 482.9 million.

The net loss for the fiscal year ended December 31, 2002 amounted to 316.2 million, excluding extraordinary results. Accumulated losses reached Ps 491.7 million and the Company reported a negative stockholders' equity of Ps. 29.0 million. Decree 1269/2002 suspended, until December 10, 2003, clause 5 of section 94 of law No. 19,550, which mandates the dissolution of a company with a negative stockholders' equity.

Financial Situation
-------------------

The Company's financial situation showed a gradual but steady recovery during 2002, although at the beginning of the year the financial situation was extremely difficult.

To protect the continuity of its operations, on December 19, 2001, Acindar announced that it had discontinued payments of interest and principal on certain of its financial debt. Nevertheless, the Company's cash flow continued to deteriorate, which resulted in delays in payments to suppliers and employees, further worsening the Company's financial situation. However, due to improved inventory control, the postponement of capital and maintenance expenditures and the assistance of the Company's employees and suppliers, the Company stabilized its financial situation.

The depreciation of the Argentine peso negatively affected the domestic economy, although it improved the profitability of the export market, gradually improving the cash flow of the Company. During the first quarter of 2002, the Company obtained export advances from sales in Brazil, which allowed the Company to rebuild its working capital. Moreover, domestic demand stabilized and exports increased, gradually improving production. Increased sales allowed the Company to improve its cash flow and the additional cash was used to pay overdue salaries and payables.

The Company's financial creditors appointed a committee to negotiate the restructuring of the Company's financial debt. Since last August, meetings have been held to develop a restructuring proposal.

Although negotiations with the committee have not concluded, the Board of Directors is optimistic that in the short term it will develop a proposal that the committee would agree is a foundation for a potentially successful restructuring, which would allow the Company to begin drafting and negotiating the related legal instruments.** An agreement between the Company and its creditors would be likely to improve the uncertainty of its results of operations.

* The analysis of Acindar results presented herein has been made comparing the fiscal year ended December 31, 2002 with the year ended December 31, 2001. Under current regulations (Technical Resolution #8 of the CPCE), the financial statements as of and for the year ended December 31, 2002 are compared with the results of the transitional fiscal year of the six months ended December 31, 2001.

** For a more up-to-date description of the efforts of Acindar and the committee to develop a restructuring proposal, please see the Company's report on Form 6-K, submitted to the Securities and Exchange Commission on March 26, 2003.

--------------------------------------------------
Schedule A
--------------------------------------------------

(million of Pesos restated to December 2002)

Income Statement
-----------------------------------------------------------------------------------------------------
(Consolidated Information)                   December                     December
(Fiscal Year)                                  2002                         2001

Shipments (Tons)
Domestic Market                               610,215                       697,240
Export Market                                 388,656                       306,159
Total                                         998,871                     1,003,399
-----------------------------------------------------------------------------------------------------

Prices (Ps./Ton)
Domestic Market                                 1,067                         1,009
Export Market                                   1,058                           961
Average Price                                   1,063                           994
-----------------------------------------------------------------------------------------------------

EBITDA (in millions Ps.)                        340.2                          75.6
EBITDA / Ton (Ps./Ton)                          340.6                          75.4

-----------------------------------------------------------------------------------------------------
                              In Million Ps.

Net Sales                                     1,062.2      100.0%             997.3         100.0%
Cost of Sales                                  -618.9      (58,3%)           -793.0         (79,5%)
Gross Profit                                    443.3       41,7%             204.3          20,5%

Selling Expenses                                -22.1       (2,1%)            -41.3          (4,1%)
Administration Expenses                         -51.0       (4,8%)            -55.6          (5,6%)
Depreciation & Amortization                    -105.7      (10,0%)           -109.3         (11,0%)
Doubtful Accounts                               -30.1       (2,8%)            -31.8          (3,2%)

Operating Income                                234.4       22,0%            -33.7           (3,4%)

Other Operating Income - Net                    -11.4       (1,1%)           -131.4         (13,2%)
Long Term Investments Results                    -2.6       (0,2%)              5.1           0,5%

Financial & Holding Results                    -536.5      (50,5%)           -147.8         (14,8%)

Non Operating Charges                              --          --             -37.7          (3,8%)
Loss before Income Tax                         -316.1      (29,8%)           -345.5         (34,6%)

Income Tax and Tax on Minimum Notional           -0.1          --              -1.0          (0,1%)
Income

Net Loss                                       -316.2      (29,8%)           -346.5         (34,7%)


--------------------------------------------------
Schedule B
--------------------------------------------------

(million of Pesos restated to December 2002)

Balance Sheet
--------------------------------------------------------------------------------------------------------
(Consolidated Information)

                                                              December                 December
                                                                2002                     2001
ASSETS

Current Assets
Cash & Investments                                                165.6                     15.7
Accounts Receivables                                              190.3                    210.1
Other Receivables                                                  70.3                     53.0
Inventories                                                       158.3                    124.5
Other Current Assets                                                4.3                      7.6
 Total Current Assets                                             588.8                    410.9

Non-Current Assets
Fix Assets                                                        887.6                    945.4
Other Non-Current Assets                                           98.1                    268.3
 Total Non-Current Assets                                         985.7                   1213.7
TOTAL ASSETS                                                     1574.5                   1624.6


LIABILITIES

Current Liabilities
Accounts Payable                                                  150.0                    234.3
Loans                                                             531.8                    321.2
Other Current Liabilities                                          95.7                     98.7
 Total Current Liabilities                                        777.5                    654.2

Non Current Liabilities
Loans                                                             776.4                    587.0
Other Non Current Liabilities                                      49.6                     96.7
Total Non Current Liabilities                                     826.0                    683.7
TOTAL LIABILITIES                                                1603.5                   1337.9

TOTAL STOCHKHOLDERS EQUITY                                       (29.0)                    286.7

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                        1574.5                   1624.6

[LOGO] Acindar

--------------------------------------------------
Schedule C
--------------------------------------------------

(million of Pesos restated to December 2002)

Statement of Source and Use of Funds
----------------------------------------------------------------------------------------------------------------
(Consolidated Information)
(Fiscal Year)
                                                                     December 2002           December 2001

Ordinary Loss before Tax                                                 (316.1)                 (345.5)

Ordinary Items not providing or nor requiring funds                       656.8                   423.1

Operating Income                                                          340.7                    77.6

Changes in Working Capital                                               (183.1)                  (68.8)

Interest - Net                                                              8.6                  (101.4)
Dismissal Indemnities and taxes paid                                      (15.6)                  (55.1)

Net Investments in Fixed Assets                                             3.9                   (10.8)

Net funds from financing activities                                         2.6                    73.7

Other                                                                      (4.4)                  (84.8)

Increase (Decrease) in funds & Cash items                                 152.7                   (85.8)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
                                         (Registrant)



Date: April 9, 2003                  By: /s/ JORGE N. VIDELA
                                         -----------------------
                                         Jorge N. Videla